

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 3, 2018

John A. McKenna, Jr.
Chief Executive Officer
ConvergeOne Holdings, Inc.
3344 Highway 149
Eagan, MN 55121

> **Re: ConvergeOne Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2018**
> **File No. 333-223837**

Dear Mr. McKenna:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Mehdi Khodadad, Esq.
Cooley LLP